SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

MOQIZONE HOLDING CORPORATION
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

616348108
(CUSIP Number)

7A-D Hong Kong Industrial Building
444-452 Des Voeux Road West
Hong Kong

Telephone:  +852 34434384
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP Number __________

1	Name of Reporting Persons: Yin Yin Shao S.S. or I.R.S. Identification Nos. of above persons:

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: British Virgin Islands

	7	Sole Voting Power: 9.99%

Number of Shares	8	Shared Voting Power:
Beneficially Owned
By Each Reporting	9	Sole Dispositive Power: 9.99%
Person With
	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,365,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☒

13	Percent of Class Represented by Amount in Row (11): 9.99%

14	Type of Reporting Person (See Instructions): IN

1	Name of Reporting Persons: Allglad Limited Co. S.S. or I.R.S. Identification Nos. of above persons:

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: British Virgin Islands

	7	Sole Voting Power: 9.99%

Number of Shares	8	Shared Voting Power:
Beneficially Owned
By Each Reporting	9	Sole Dispositive Power: 9.99%
Person With
	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,365,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☒

13	Percent of Class Represented by Amount in Row (11): 9.99%

14	Type of Reporting Person (See Instructions): CO

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Moqizone Holding Corporation, Inc., a Delaware corporation (the “Company”).

The Company's principal offices are located at 7A-D Hong Kong Industrial Building 444-452 Des Voeux Road West, Hong Kong

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by Allglad Limited Co., a British Virgins Islands company, (the “Filer” or “Allglad”).  Allglad beneficially owns 1,365,428 shares of the Issuer’s voting stock.

(b)	Allglad’s principal place of business is located at 908-6611 Cooney Road, Richmond, British Columbia, V6Y 4C5, Canada.
(c)	Allglad’s principal business is equity investment.
(d)	During the past five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Allglad Limited Co. is a company incorporated in British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated June 1, 2009 by and among the Company, MoqiZone Holdings Limited, a Cayman Island corporation (“MoqiZone Cayman”), Lawerence Cheung, MKM Capital Opportunity Fund Ltd (“MKM”) and each of the purchasers thereto. Pursuant to the Securities Purchase Agreement, Allglad received Series A Preferred Stock and Series A and B Warrants to purchase common stock of the Company.

Item 4. Purpose of Transaction

Prior to March 10, 2010, Allglad owned an aggregate of 4,203,123 shares of the Company’s common stock, representing approximately 30.75% of the Company’s 13,667,946 shares of issued and outstanding common stock. On March 10, 2010, Allglad transferred 2,043,080 shares of the Company’s common stock (the “Subject Shares”) to investors who hold passive economic interests in Allglad. These transfers were consummated as in-kind distribution to these investors on a private basis and for no additional consideration. As a result of these transfers, Allglad now owns 2,160,043 shares of the Company’s issued and outstanding stock.

Item 5.  Interest in Securities of the Issuer

(a)
Allglad owns 2,160,043 (15.80%) shares (the “Shares”) of 13,667,946 outstanding shares of the Company.  However, because of the 9.99% cap on their Series A and Series B Warrants, it currently only beneficially owns 1,365,428 shares of the Company’s voting stock, although they maintain the securities allowing them to purchase up to 794,615 additional shares.

(b)	Allglad has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.
(c)	Other than the transfers described herein, no transactions in the class of securities reported was effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d)
Even though Yin Yin Shao is the sole shareholder of Allglad, other investors hold passive economic interests in Allglad and have a right to the proceeds of any sale of the Subject Shares and/or the right to receive dividends on the Subject Shares.  To the knowledge of the Reporting Persons, none of such investors hold a passive interest of more than five percent of the issued and outstanding shares of Common Stock of the Company.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 In connection with the transfers described in Item 5 above, each applicable investor therein receiving Subject Shares signed a copy of Regulation S Non U.S. Person Representation in substantially the form attached hereto as Exhibit 7.4.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 7.1	Securities Purchase Agreement, dated June 1, 2009 (Incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K that we filed on June 3, 2009);
Exhibit 7.2	Form of Series A Warrant, date June 1, 2009 (Incorporated by reference to exhibit 10.6 of the Current Report on Form 8-K that we filed on June 3, 2009);
Exhibit 7.3	Form of Series B Warrant, date June 1, 2009 (Incorporated by reference to exhibit 10.7 of the Current Report on Form 8-K that we filed on June 3, 2009);
Exhibit 7.4	Regulation S Non U.S. Person Representation (signed by each investor receiving the Subject Shares); and
Exhibit 7.5	Letter Request for Approval of Transfer Shares of Restricted Common Stock of MoqiZone Holding Corporation, dated March 1, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Signature:

Name/Title: Yin Yin Shao, Director